EXHIBIT 99.1

YANDEX N.V.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions of Russian rubles (“RUB”) and U.S. dollars (“$”), except share and per share data)

d

		As of
	Notes	December 31, 2022*	June 30, 2023	June 30, 2023
		RUB	RUB	$
ASSETS
Cash and cash equivalents	4	83,131	71,885	825.9
Trade accounts receivable, less allowance for doubtful accounts of RUB 4,169 and RUB 5,279, respectively	4	58,014	64,928	746.0
Sales financing receivable		5,738	5,720	65.7
Prepaid expenses		16,968	20,277	233.0
Inventory		28,220	23,519	270.2
Funds receivable		8,290	6,220	71.5
VAT reclaimable		22,602	24,829	285.3
Other current assets	4	16,971	20,750	238.4
Total current assets		239,934	238,128	2,736.0
Property and equipment	6	127,706	147,415	1,693.8
Operating lease right-of-use assets	7	28,646	28,847	331.4
Intangible assets	8	31,766	36,227	416.2
Content assets	10	16,844	18,856	216.7
Goodwill	8	143,778	142,784	1,640.6
Equity method investments		2,118	2,518	28.9
Investments in non-marketable equity securities		6,746	8,362	96.1
Deferred tax assets		3,904	6,436	73.9
Other non-current assets	4	15,277	22,402	257.4
Total non-current assets		376,785	413,847	4,755.0
TOTAL ASSETS		616,719	651,975	7,491.0
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	4	122,816	139,970	1,608.2
Debt, current portion	12	21,306	68,764	790.1
Income and non-income taxes payable	4	28,137	31,124	357.6
Deferred revenue		15,585	18,482	212.4
Total current liabilities		187,844	258,340	2,968.3
Debt, non-current portion	12	29,885	23,883	274.4
Deferred tax liabilities		5,473	7,222	83.0
Operating lease liabilities	7	17,609	17,391	199.8
Finance lease liabilities	7	21,185	25,201	289.6
Other accrued liabilities		16,545	24,772	284.6
Total non-current liabilities		90,697	98,469	1,131.4
Total liabilities		278,541	356,809	4,099.7
Commitments and contingencies	10,11
Shareholders’ equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding		—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 37,138,658 and Class C: 37,748,658); shares issued (Class A: 326,342,270, Class B: 35,698,674, and Class C: 10,000 and nil, respectively); shares outstanding (Class A: 325,783,607, Class B: 35,698,674 and Class C: nil)		282	282	3.2
Treasury shares at cost (Class A: 558,663)		(1,393)	(1,393)	(16.0)
Additional paid-in capital		119,464	81,505	936.5
Accumulated other comprehensive income		24,258	22,550	259.1
Retained earnings		173,697	192,206	2,208.4
Total equity attributable to Yandex N.V.		316,308	295,150	3,391.2
Noncontrolling interests		21,870	16	0.1
Total shareholders’ equity		338,178	295,166	3,391.3
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		616,719	651,975	7,491.0

* Derived from audited consolidated financial statements

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions of Russian rubles and U.S. dollars, except share and per share data)

		Three months ended June 30,			Six months ended June 30,
	Notes	2022	2023	2023	2022	2023	2022
		RUB	RUB	$	RUB	RUB	$
Revenues	4	117,748	182,495	2,096.8	223,758	345,770	3,972.8
Operating costs and expenses:
Cost of revenues(1)		48,721	79,120	909.1	99,732	156,659	1,800.0
Product development(1)		16,826	23,911	274.7	35,987	46,215	531.0
Sales, general and administrative(1)		35,742	57,498	660.6	76,547	110,673	1,271.5
Depreciation and amortization		7,713	9,336	107.3	15,180	17,623	202.5
Goodwill impairment	8	—	1,136	13.1	—	1,136	13.1
Total operating costs and expenses		109,002	171,001	1,964.8	227,446	332,306	3,818.1
Income/(loss) from operations		8,746	11,494	132.0	(3,688)	13,464	154.7
Interest income		1,037	1,108	12.7	2,399	2,323	26.7
Interest expense		(1,109)	(1,973)	(22.7)	(1,729)	(3,146)	(36.1)
Gain on restructuring of convertible debt		9,305	—	—	9,305	—	—
Loss from equity method investments		(86)	(109)	(1.3)	(451)	(241)	(2.8)
Other income/(loss), net	4	(6,105)	9,020	103.8	(4,567)	14,877	170.9
Net income before income taxes		11,788	19,540	224.5	1,269	27,277	313.4
Income tax expense	9	3,732	4,909	56.4	6,250	6,861	78.8
Net income/(loss)		8,056	14,631	168.1	(4,981)	20,416	234.6
Net income attributable to noncontrolling interests		(2,290)	(402)	(4.6)	(3,676)	(1,905)	(21.9)
Net income/(loss) attributable to Yandex N.V.		5,766	14,229	163.5	(8,657)	18,511	212.7
Net income/(loss) per Class A and Class B share:
Basic	2	15.54	38.37	0.44	(23.53)	49.92	0.57
Diluted	2	(7.03)	38.23	0.44	(45.86)	49.74	0.57
Weighted average number of Class A and Class B shares used in per share computation
Basic	2	371,106,744	370,823,163	370,823,163	367,856,773	370,839,366	370,839,366
Diluted	2	376,105,159	372,224,647	372,224,647	370,832,165	372,169,479	372,169,479

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	129	177	2.0	280	341	3.9
Product development	3,926	3,188	36.6	7,466	6,469	74.3
Sales, general and administrative	2,440	2,134	24.6	5,014	4,489	51.6

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In millions of Russian rubles and U.S. dollars)

	Three months ended June 30,			Six months ended June 30,
	2022	2023	2023	2022	2023	2023
	RUB	RUB	$	RUB	RUB	$
Net income/(loss)	8,056	14,631	168.1	(4,981)	20,416	234.6
Foreign currency translation, net of tax of nil	12,662	(2,254)	(25.9)	6,853	(3,394)	(39.0)
Total comprehensive income	20,718	12,377	142.2	1,872	17,022	195.6
Total comprehensive income attributable to noncontrolling interests	(2,061)	(351)	(4.1)	(3,418)	(1,865)	(21.4)
Total comprehensive income/(loss) attributable to Yandex N.V.	18,657	12,026	138.1	(1,546)	15,157	174.2

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Russian rubles and U.S. dollars)

		Six months ended June 30,
	Notes	2022	2023	2023
		RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income/(loss)		(4,981)	20,416	234.6
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation of property and equipment	6	11,649	12,922	148.5
Amortization of intangible assets	8	3,531	4,701	54.0
Amortization of content assets	10	4,626	4,540	52.2
Operating lease right-of-use assets amortization and the lease liability accretion	7	7,711	6,794	78.1
Amortization of debt discount and issuance costs		585	—	—
Share-based compensation expense (excluding cash settled awards of RUB 9,208 and RUB 8,319, respectively)		3,552	2,980	34.2
Deferred income tax expense/(benefit)		315	(377)	(4.3)
Foreign exchange losses/(gains)	4	4,231	(14,878)	(170.9)
Loss from equity method investments		451	241	2.8
Gain on restructuring of convertible debt		(9,305)	—	—
Impairment of long-lived assets		3,644	1,199	13.8
Provision for expected credit losses		1,038	2,263	26.0
Other		481	806	9.2
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable		4,540	(6,999)	(80.4)
Prepaid expenses		(2,395)	(1,722)	(19.9)
Inventory		(6,065)	4,260	48.9
Accounts payable, accrued and other liabilities and non-income taxes payable	4	(1,108)	5,223	59.9
Deferred revenue		694	2,554	29.3
Other assets		(194)	(2,853)	(32.8)
VAT reclaimable		165	(956)	(11.0)
Funds receivable		949	2,413	27.7
Sales financing receivable		(735)	(977)	(11.2)
Content assets	10	(6,199)	(6,424)	(73.8)
Content liabilities		(353)	(57)	(0.7)
Net cash provided by operating activities		16,827	36,069	414.2
CASH FLOWS PROVIDED BY/(USED IN) INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets		(25,687)	(25,169)	(289.2)
Purchase of assets to be leased		—	(8,589)	(98.7)
Acquisitions of businesses, net of cash acquired		(820)	—	—
Proceeds from sale of marketable equity securities		5,859	—	—
Investments in term deposits		(2,000)	(6)	(0.1)
Maturities of term deposits		25,769	160	1.8
Loans granted		(25)	(997)	(11.4)
Proceeds from repayments of loans		480	1,198	13.8
Other investing activities		(106)	181	2.1
Net cash provided by/(used in) investing activities		3,470	(33,222)	(381.7)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In millions of Russian rubles and U.S. dollars)

		Six months ended June 30,
	Notes	2022	2023	2023
		RUB	RUB	$
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from issuance of debt	12	46,781	81,681	938.5
Repayment of debt	12	(45,832)	(40,335)	(463.4)
Repayments of overdraft borrowings		(2,940)	—	—
Purchase of non-redeemable noncontrolling interests	3	—	(57,337)	(658.8)
Payment of contingent consideration and holdback amount		(69)	(77)	(0.9)
Payment for finance leases		(719)	(1,455)	(16.7)
Other financing activities		(1,156)	(5,674)	(65.1)
Net cash used in financing activities		(3,935)	(23,197)	(266.4)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents		(19,893)	8,531	98.2
Net change in cash and cash equivalents, and restricted cash and cash equivalents		(3,531)	(11,819)	(135.7)
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		79,398	84,441	970.1
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		75,867	72,622	834.4

RECONCILIATION OF CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH AND CASH EQUIVALENTS:
Cash and cash equivalents, beginning of period		79,274	83,132	955.2
Restricted cash and cash equivalents, beginning of period		124	1,309	14.9
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		79,398	84,441	970.1
Cash and cash equivalents, end of period		75,592	71,885	825.9
Restricted cash and cash equivalents, end of period		275	737	8.5
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		75,867	72,622	834.4

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes		5,990	9,659	111.0
Cash paid for acquisitions		1,031	—	—
Convertible notes coupon paid		439	—	—
Interest paid for finance leases		561	1,220	14.0
Interest paid on loans		87	1,915	22.0
Operating cash flows from operating leases		6,375	7,168	82.4
Non-cash operating activities:
Increase of right-of-use assets due to new operating lease and lease modification		3,217	5,719	65.7
Non-cash investing activities:
Acquired property and equipment and intangible assets not yet paid for		2,733	11,826	135.9
Non-cash financing activities:
Increase of right-of-use assets due to new finance lease and lease modification		1,322	6,446	74.1

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Table of Contents

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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended June 30, 2022
	Priority Share		Ordinary Shares				Accumulated				Redeemable
	Issued and		Issued and		Treasury	Additional	Other		Non-		non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	controlling		controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income	Earnings	interests	Total	interests
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of March 31, 2022	1	—	358,940,490	281	(1,393)	105,600	10,413	119,486	15,317	249,704	435
Share-based compensation expense	—	—	—	—	—	1,010	—	—	—	1,010	—
Restructuring of convertible debt	—	—	—	—	—	9,941	—	—	—	9,941	—
Repurchase of share options	—	—	—	—	—	(58)	—	(12)	—	(70)	(44)
Foreign currency translation adjustment	—	—	—	—	—	—	12,891	—	(229)	12,662	—
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	53	—	53	(53)
Net income	—	—	—	—	—	—	—	5,766	2,290	8,056	—
Other	—	—	—	—	—	141	—	—	(141)	—	—
Balance as of June 30, 2022	1	—	358,940,490	281	(1,393)	116,634	23,304	125,293	17,237	281,356	338

	Three months ended June 30, 2023
	Priority Share		Ordinary Shares				Accumulated
	Issued and		Issued and		Treasury	Additional	Other		Non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income	Earnings	interests	Total
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of March 31, 2023	1	—	361,482,281	282	(1,393)	120,171	23,107	177,977	23,384	343,528
Share-based compensation expense	—	—	—	—	—	2,273	—	—	—	2,273
Transaction with Uber (Note 3)	—	—	—	—	—	(35,459)	1,646	—	(23,524)	(57,337)
Foreign currency translation adjustment	—	—	—	—	—	—	(2,203)	—	(51)	(2,254)
Net income	—	—	—	—	—	—	—	14,229	402	14,631
Other	—	—	—	—	—	(5,480)	—	—	(195)	(5,675)
Balance as of June 30, 2023	1	—	361,482,281	282	(1,393)	81,505	22,550	192,206	16	295,166
Balance as of June 30, 2023, $		—		3.2	(16.0)	936.5	259.1	2,208.4	0.1	3,391.3

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Six months ended June 30, 2022
	Priority Share		Ordinary Shares				Accumulated				Redeemable
	Issued and		Issued and		Treasury	Additional	Other		Non-		non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	controlling		controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income	Earnings	interests	Total	interests
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of December 31, 2021	1	—	358,703,352	281	(2,728)	112,942	16,193	131,488	13,880	272,056	869
Effect of adoption of ASU 2020-06	—	—	—	—	—	(8,573)	—	2,511	—	(6,062)	—
Adjusted balance as of January 1, 2022	1	—	358,703,352	281	(2,728)	104,369	16,193	133,999	13,880	265,994	869
Share-based compensation expense	—	—	—	—	—	3,627	—	—	—	3,627	—
Exercise of share options	—	—	237,138	—	—	—	—	—	—	—	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(25)	—	—	—	(25)	—
Reissue of shares for options exercised	—	—	—	—	1,335	(1,335)	—	—	—	—	—
Restructuring of convertible debt	—	—	—	—	—	9,941	—	—	—	9,941	—
Repurchase of share options	—	—	—	—	—	(5)	—	(105)	—	(110)	(474)
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	57	—	57	(57)
Foreign currency translation adjustment	—	—	—	—	—	—	7,111	—	(258)	6,853	—
Net (loss)/income	—	—	—	—	—	—	—	(8,657)	3,676	(4,981)	—
Other	—	—	—	—	—	62	—	(1)	(61)	—	—
Balance as of June 30, 2022	1	—	358,940,490	281	(1,393)	116,634	23,304	125,293	17,237	281,356	338

	Six months ended June 30, 2023
	Priority Share		Ordinary Shares				Accumulated
	Issued and		Issued and		Treasury	Additional	Other		Non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income	Earnings	interests	Total
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of December 31, 2022	1	—	361,482,281	282	(1,393)	119,464	24,258	173,697	21,870	338,178
Share-based compensation expense	—	—	—	—	—	2,980	—	—	—	2,980
Transaction with Uber (Note 3)	—	—	—	—	—	(35,459)	1,646	—	(23,524)	(57,337)
Foreign currency translation adjustment	—	—	—	—	—	—	(3,354)	—	(40)	(3,394)
Net income	—	—	—	—	—	—	—	18,511	1,905	20,416
Other	—	—	—	—	—	(5,480)	—	(2)	(195)	(5,677)
Balance as of June 30, 2023	1	—	361,482,281	282	(1,393)	81,505	22,550	192,206	16	295,166
Balance as of June 30, 2023, $		—		3.2	(16.0)	936.5	259.1	2,208.4	0.1	3,391.3

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In millions of Russian rubles and U.S. dollars, except share and per share data)

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Yandex N.V., the parent company (the “Company”), together with its consolidated subsidiaries (collectively “Yandex” or the “Group”), is a technology company that builds intelligent products and services powered by machine learning and other technologies. Yandex is one of Europe's largest internet businesses and the leading search and ride-hailing provider in Russia.

Yandex N.V. was incorporated under the laws of the Netherlands in June 2004 and is the holding company of a number of subsidiaries globally.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements. As such, the information included in these unaudited condensed consolidated financial statements for the three and six months ended June 30, 2023 should be read in conjunction with the consolidated financial statements and the notes thereto included in the Annual Report on Form 20-F for the year ended December 31, 2022.

In the opinion of the Group, the accompanying unaudited condensed financial statements contain all adjustments, which are of a normal recurring nature, necessary for a fair statement of its financial position as of
June 30, 2023, and its results of operations, comprehensive income/(loss), cash flows and change in equity for the periods presented. The condensed consolidated balance sheet as of December 31, 2022, was derived from the consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2022.

The results for the three and six months ended June 30, 2023 are not necessarily indicative of the operating results expected for the year ending December 31, 2023 or any other future period. The potential risks and uncertainties that could cause actual results to differ from the operating results expected include, among others, geopolitical and macroeconomic developments affecting the Russian economy or the Group’s business, operations or governance; changes in the political, legal and/or regulatory environment; competitive pressures; changes in advertising patterns; changes in user preferences; technological developments; and the Group’s need to expend capital to accommodate the growth of the business in addition to other risks and uncertainties included under “Risk Factors” in the Group’s Annual Report on Form 20-F for the year ended December 31, 2022.

There have been no material changes in the Group’s significant accounting policies and estimates as compared to those described in the Group’s Annual Report on Form 20-F for the year ended December 31, 2022, except for an update of accounting policy in relation to the net investment in the lease.

Investment in the finance lease consists of sales-type leases of cars and represents net unpaid rentals. The terms of the sales-type leases are from 3 to 5 years, with the possibility of early redemption and secured by a collateral of the leased assets. The Group recognizes net investment in the lease and derecognizes the assets to be leased. Net investment in the lease is calculated as the aggregate of minimum lease payments net of reimbursable expenses, representing the amounts guaranteed by the lessee and any unguaranteed residual value (together - gross investment in the lease), discounted at the interest rate implicit in the lease. The interest rate implicit in the lease is the discount rate that, at the inception of the lease, causes the present value of the gross investment in the lease to be equal to the fair value of the leased assets. The difference between the gross investment in the lease and the net investment in the lease represents unearned finance income. Unearned finance income is recognized as finance lease income over the lease term in a manner that produces a constant rate of return on the net investment in the lease based on the implicit interest rate.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and amounts of revenues and expenses for the reporting

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

period. The Group bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Convenience Translation

Translations of amounts from RUB into U.S. dollars for the convenience of the reader have been made at the exchange rate of RUB 87.0341 to $1.00, the exchange rate as of June 30, 2023 (except as otherwise stated). No representation is made that the RUB amounts could have been, or could be, converted into U.S. dollars at such rate. After the balance sheet date, the ruble has been experiencing a period of significant volatility.

Recently Adopted Accounting Pronouncements

In September 2022, the FASB issued ASU No. 2022-04, “Liabilities - Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations”, which requires entities that use supplier finance programs in connection with the purchase of goods and services to disclose key terms of the programs. The standard does not affect the recognition, measurement or financial statement presentation of supplier finance program obligations. The amendments in this ASU are effective for reporting periods beginning after December 15, 2022, except for the amendment on rollforward information, which is effective for periods beginning after December 15, 2023. The Group adopted the standard effective on January 1, 2023, without a significant impact on the unaudited condensed consolidated financial statements.

2.	NET INCOME/(LOSS) PER SHARE

Basic net income/(loss) per Class A and Class B ordinary share for the three and six months ended June 30, 2022 and 2023 is computed on the basis of the weighted average number of ordinary shares outstanding using the two class method. Basic net income/(loss) per share is computed using the weighted average number of ordinary shares outstanding during the period and including vested restricted share units and shares that will be delivered as part of the restructuring of the convertible debt in June 2022. Diluted net income/(loss) per ordinary share is computed using the dilutive effect of share-based awards calculated using the “treasury stock” method and the dilutive effect of convertible debt restructuring under the if-converted method.

The computation of the diluted net income/(loss) per Class A share assumes the conversion of Class B shares, while the diluted net income/(loss) per Class B share does not assume the conversion of those shares. The net income/(loss) per share amounts are the same for Class A and Class B shares because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation. The number of share-based awards excluded from the diluted net income/(loss) per ordinary share computation, because their effect was anti-dilutive for the three months ended June 30, 2022 and 2023, was 15,105,542 and 5,606,909, respectively and for the six months ended June 30, 2022 and 2023, was 18,459,412 and 5,610,944, respectively.

In June 2022, the Group completed a purchase of 93.2% in aggregate principal amount of the Group’s 0.75% convertible notes due to March 3, 2025 (the “Notes”) and accounted for the modification of all the Notes. The Group has to date purchased more than 99% in aggregate principal amount of the Notes originally issued. Prior to the modification, the convertible debt is included in the calculation of diluted net income per share under the if-converted method.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

The components of basic and diluted net income/(loss) per share were as follows:

	Three Months ended June 30,
	2022		2023
	Class A	Class B	Class A	Class A	Class B	Class B
	RUB	RUB	RUB	$	RUB	$
Net income, allocated for basic	5,211	555	12,859	147.8	1,370	15.7
Reallocation of net income as a result of conversion of Class B to Class A shares	555	—	1,370	15.7	—	—
Reallocation of net loss to Class B shares	—	(806)	—	—	(5)	—
Effect of convertible debt restructuring, net of tax	(8,405)	—	—	—	—	—
Dilution in Classifieds	(3)	—	—	—	—	—
Net (loss)/income, allocated for diluted	(2,642)	(251)	14,229	163.5	1,365	15.7
Weighted average ordinary shares used in per share computation— basic	335,408,070	35,698,674	335,124,489	335,124,489	35,698,674	35,698,674
Effect of:
Conversion of Class B to Class A shares	35,698,674	—	35,698,674	35,698,674	—	—
Incremental shares under the if-converted method	4,998,415	—	—	—	—	—
Share-Based Awards	—	—	1,401,484	1,401,484	—	—
Weighted average ordinary shares used in per share computation—diluted	376,105,159	35,698,674	372,224,647	372,224,647	35,698,674	35,698,674
Net income/(loss) per share attributable to ordinary shareholders:
Basic	15.54	15.54	38.37	0.44	38.37	0.44
Diluted	(7.03)	(7.03)	38.23	0.44	38.23	0.44

	Six Months ended June 30,
	2022		2023
	Class A	Class B	Class A	Class A	Class B	Class B
	RUB	RUB	RUB	$	RUB	$
Net (loss)/income, allocated for basic	(7,817)	(840)	16,729	192.2	1,782	20.5
Reallocation of net (loss)/income as a result of conversion of Class B to Class A shares	(840)	—	1,782	20.5	—	—
Reallocation of net loss to Class B shares	—	(797)	—	—	(6)	—
Effect of convertible debt restructuring, net of tax	(8,348)	—	—	—	—	—
Net (loss)/income, allocated for diluted	(17,005)	(1,637)	18,511	212.7	1,776	20.5
Weighted average ordinary shares used in per share	332,158,099	35,698,674	335,140,692	335,140,692	35,698,674	35,698,674
computation — basic
Effect of:
Conversion of Class B to Class A shares	35,698,674	—	35,698,674	35,698,674	—	—
Incremental shares under the if-converted method	2,975,392	—	—	—	—	—
Share-Based Awards	—	—	1,330,113	1,330,113	—	—
Weighted average ordinary shares used in	370,832,165	35,698,674	372,169,479	372,169,479	35,698,674	35,698,674
per share computation — diluted
Net (loss)/income per share attributable to ordinary shareholders:
Basic	(23.53)	(23.53)	49.92	0.57	49.92	0.57
Diluted	(45.86)	(45.86)	49.74	0.57	49.74	0.57

3.	BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS

Acquisition of Uber’s remaining interest in MLU B.V.

On April 21, 2023, the Company entered into an agreement (the “Agreement”) with Uber NL Holdings 1 B.V. (“Uber”), a subsidiary of Uber Technologies Inc., and on the same day acquired Uber’s entire remaining 29% interest in MLU B.V, a mobility joint venture, for consideration in cash of $702.5 (RUB 57,337 at the exchange rate as of the closing date). The Agreement superseded and was in lieu of the call option Uber granted to the Company under a Framework Agreement dated September 7, 2021. The call option was exercisable until September 7, 2023.

In order to account for the equity ownership changes contemplated by the transaction, the Group reduced the amount of the non-controlling interest and additional paid-in capital by RUB 23,524 and RUB 35,459, respectively, and increased the amount of the accumulated other comprehensive income by RUB 1,646. After the closing date, no earnings are allocated to the non-controlling interest.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

4.	UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS DETAILS

Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2022 and June 30, 2023 consisted of the following:

	December 31, 2022	June 30, 2023	June 30, 2023
	RUB	RUB	$
Cash	48,682	30,875	354.7
Cash equivalents:
Bank deposits	34,346	40,945	470.4
Other cash equivalents	103	65	0.8
Total cash and cash equivalents	83,131	71,885	825.9

Current expected credit losses for cash, cash equivalents, term deposits, funds receivable and other financial assets were immaterial for the three and six months ended June 30, 2022 and 2023. All of the Group’s cash is held at financial institutions that management believes to be of high credit quality.

Allowance for current expected credit losses on trade receivables and net investment in the lease

Movements in the allowance for current expected credit losses on trade receivables for the three and six months ended June 30, 2022 and 2023 were as follows:

	Three months ended June 30,			Six months ended June 30,
	2022	2023	2023	2022	2023	2023
	RUB	RUB	$	RUB	RUB	$
Balance at the beginning of period	3,344	4,745	54.5	2,716	4,169	47.9
Current period allowance for expected credit losses	409	568	6.5	1,019	1,128	13.0
Write-off	(220)	(145)	(1.7)	(249)	(179)	(2.1)
Foreign exchange difference	(214)	111	1.4	(167)	161	1.9
Balance at the end of period	3,319	5,279	60.7	3,319	5,279	60.7

The Group’s past due receivables exceeding one year were in the amount of RUB 3,543 ($40.7) as of June 30, 2023.

As of June 30, 2023, the Group has no net investment in the lease with past due status and, the period since origination of the leases is less than one year. The entire amount of net investment in the lease is subject to credit risk estimated on a portfolio basis of contracts with similar risk exposure. No significant expected credit loss was recognized as of June 30, 2023.

Other Current Assets

Other current assets as of December 31, 2022 and June 30, 2023 consisted of the following:

	December 31, 2022	June 30, 2023	June 30, 2023
	RUB	RUB	$
Prepaid income tax	3,328	5,986	68.8
Other receivables	7,588	5,921	68.0
Net investment in the lease	455	2,452	28.2
Loans granted	2,322	2,087	24.0
Contract assets	1,456	1,710	19.6
Investments in debt securities	305	987	11.3
Restricted cash	643	332	3.8
Prepaid other taxes	114	132	1.5
Interest receivable	77	109	1.4
Term deposits	154	—	—
Other	529	1,034	11.8
Total other current assets	16,971	20,750	238.4

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Other Non-current Assets

Other non-current assets as of December 31, 2022 and June 30, 2023 consisted of the following:

	December 31, 2022	June 30, 2023	June 30, 2023
	RUB	RUB	$
Loans granted	6,523	7,287	83.7
Net investment in the lease	979	7,127	81.9
Long-term prepaid expenses	3,998	3,748	43.1
Contract assets	1,292	1,404	16.1
Indemnification assets	1,031	1,121	12.9
Bank deposits and loans to customers	133	682	7.8
VAT reclaimable	603	599	6.9
Restricted cash	666	406	4.7
Other receivables	52	28	0.3
Total other non-current assets	15,277	22,402	257.4

Accounts Payable, Accrued and Other Liabilities

Accounts payable, accrued and other liabilities as of December 31, 2022 and June 30, 2023 comprised the following:

	December 31, 2022	June 30, 2023	June 30, 2023
	RUB	RUB	$
Trade accounts payable and accrued liabilities	72,635	75,668	869.5
Liabilities under the reverse factoring program	20,702	21,290	244.6
Salary and other compensation expenses payable/accrued to employees	11,424	21,644	248.7
Operating lease liabilities, current (Note 7)	10,963	11,232	129.0
Content liabilities	3,353	3,685	42.3
Finance lease liability, current (Note 7)	2,788	3,696	42.5
Bank deposits and liabilities	578	2,420	27.8
Accounts payable for acquisition of businesses	373	335	3.8
Total accounts payable, accrued and other liabilities	122,816	139,970	1,608.2

The Group established a reverse factoring program with certain banks whereby a bank acts as the Group’s paying agent and pays the Group’s marketplace sellers on the date the payables are due. There are no assets pledged or other forms of guarantees provided as a security under the program. Liabilities accrued under reverse factoring programs are included in the accounts payable, accrued and other liabilities line in the unaudited condensed consolidated balance sheets, because the program does not significantly extend payment terms beyond the normal terms agreed with other of the Group’s marketplace sellers that are not participating. The Group’s payments made under the program are reflected in cash flow from operating activities in the unaudited condensed consolidated statements of cash flows.

Other Income/(loss), Net

Other income/(loss), net includes foreign exchange losses in the amount of RUB 5,903 and foreign exchange gains in the amount of RUB 8,954 ($102.9) for the three months ended June 30, 2022 and 2023, respectively, and losses of RUB 4,231 and gains of RUB 14,878 ($170.9) for the six months ended June 30, 2022 and 2023, respectively.

Income and non-income taxes payable

Income and non-income taxes payable in the unaudited condensed consolidated balance sheets include income taxes payable in the amount of RUB 2,511 and RUB 1,443 ($16.6) as of December 31, 2022 and June 30, 2023, respectively.

Revenues

Revenues in the unaudited condensed consolidated statements of operations includes revenues related to sales of goods in the amount of RUB 18,887 and RUB 29,821 ($342.6) for the three months ended June 30, 2022 and 2023, respectively, and in the amount of RUB 37,801 and RUB 62,875 ($722.4) for the six months ended June 30, 2022 and 2023, respectively.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

5.	FAIR VALUE MEASUREMENTS

The fair value of assets and liabilities as of December 31, 2022, and June 30, 2023, including those measured at fair value on a recurring basis and excluding those which fair value approximates carrying value, consisted of the following:

	As of December 31, 2022				As of June 30, 2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Total
	RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB	$
Assets:
Loans granted (Note 4)	—	9,067	—	9,067	—	9,173	—	9,173	105.4
	—	9,067	—	9,067	—	9,173	—	9,173	105.4
Liabilities:
Loans (Note 12)	—	—	46,134	46,134	—	—	93,327	93,327	1,072.3
	—	—	46,134	46,134	—	—	93,327	93,327	1,072.3

The carrying amount and the fair value of loans received and loans granted as of December 31, 2022, and June 30, 2023 were as follows:

	As of December 31, 2022		As of June 30, 2023
	Carrying amount	Fair value	Carrying amount		Fair value
	RUB	RUB	RUB	$	RUB	$
Assets:
Loans granted (Note 4)	8,845	9,067	9,374	107.7	9,173	105.4
	8,845	9,067	9,374	107.7	9,173	105.4
Liabilities:
Loans (Note 12)	50,669	46,134	92,002	1,057.2	93,327	1,072.3
	50,669	46,134	92,002	1,057.2	93,327	1,072.3

There were no transfers of financial assets and liabilities between the levels of the fair value hierarchy for the six months ended June 30, 2022, and 2023.

6.	PROPERTY AND EQUIPMENT

Property and equipment, net of accumulated depreciation, as of December 31, 2022 and June 30, 2023 consisted of the following:

	December 31, 2022	June 30, 2023	June 30, 2023
	RUB	RUB	$
Servers and network equipment	98,446	120,019	1,378.9
Finance lease right-of-use assets	26,674	33,000	379.2
Land, land rights and buildings	19,096	21,698	249.3
Infrastructure systems	19,120	21,549	247.6
Office furniture and equipment	11,923	13,602	156.3
Other equipment	10,063	13,210	151.8
Leasehold improvements	4,507	4,871	56.0
Assets not yet in use	42,170	41,893	481.3
Total	231,999	269,842	3,100.4
Less: accumulated depreciation	(104,293)	(122,427)	(1,406.6)
Total property and equipment	127,706	147,415	1,693.8

Assets not yet in use primarily represent building construction, server and network equipment, infrastructure systems, other equipment and assets under installation, including related prepayments, and comprise the cost of the assets and other direct costs applicable to purchase and installation. Leasehold improvements included in assets not yet in use amounted to RUB 364 and RUB 871 ($10.0) as of December 31, 2022 and June 30, 2023, respectively.

Depreciation expenses related to property and equipment amounted to RUB 5,858 and RUB 6,741 ($77.5) for the three months ended June 30, 2022 and 2023, respectively, and RUB 11,649 and RUB 12,922 ($148.5) for the six months ended June 30, 2022 and 2023, respectively.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

7.	LEASES

Group as Lessee

The Group has operating leases for corporate offices, warehouses, sorting centers, cars and parking spots. The Group’s leases have remaining lease terms of 1 to 9 years, some of which include options to terminate the leases within 1 year.

The Group has finance leases for warehouses and cars. The Group’s leases have remaining lease terms of 1 to 18 years, some of which include options to terminate the leases within 1 year.

The components of lease expense comprise of the operating lease cost, which is disclosed in the unaudited condensed consolidated statements of cash flows, and the following costs:

	Three months ended June 30,			Six months ended June 30,
	2022	2023	2023	2022	2023	2023
	RUB	RUB	$	RUB	RUB	$
Total variable lease cost	345	21	0.2	682	100	1.2
Finance lease cost:
Amortization of right-of-use assets	448	750	8.6	863	1,419	16.3
Interest on lease liabilities	336	646	7.4	668	1,231	14.1
Total finance lease cost	784	1,396	16.0	1,531	2,650	30.4

Variable lease costs are mainly related to car leases for carsharing business and represent mileage-based payments.

Supplemental balance sheet information related to leases was as follows:

	December 31, 2022	June 30, 2023	June 30, 2023
	RUB	RUB	$
Operating leases
Operating lease right-of-use assets	28,646	28,847	331.4
Operating lease liabilities, current (Note 4)	10,963	11,232	129.0
Operating lease liabilities, non-current	17,609	17,391	199.8
Total operating lease liabilities	28,572	28,623	328.8

Finance lease liability, current (Note 4)	2,788	3,696	42.5
Finance lease liability, non-current	21,185	25,201	289.6
Total finance lease liabilities	23,973	28,897	332.1

Maturities of lease liabilities as of June 30, 2023 were as follows:

	Operating leases		Finance leases
	RUB	$	RUB	$
Remainder of 2023	7,127	81.9	3,185	36.6
2024	10,125	116.3	5,947	68.3
2025	5,965	68.5	8,086	92.9
2026	4,416	50.7	7,695	88.4
2027	2,641	30.3	4,658	53.5
Thereafter	2,891	33.3	10,150	116.7
Total lease payments	33,165	381.0	39,721	456.4
Less imputed interest	(4,542)	(52.2)	(10,824)	(124.3)
Total	28,623	328.8	28,897	332.1

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Information about weighted-average remaining lease term and weighted-average discount rate is presented below:

	Weighted average remaining lease term, years		Weighted average discount rate, %
	December 31, 2022	June 30, 2023	December 31, 2022	June 30, 2023
Operating leases	3.6	3.6	7.4%	7.6%
Finance leases	6.8	6.0	8.6%	9.0%

Sublease income is mainly represented by operating lease revenue.

As of June 30, 2023, the Group had additional operating leases that have not yet commenced of RUB 2,585 ($29.7). These operating leases will commence in August and September 2023 with lease terms of 5 to 7 years.

Group as Lessor

The Group leases cars through the Yandex Drive free-floating car-sharing service and other related services. These leases meet the criteria of ASC 842 Leases for classification as operating leases. The Group recognized operating lease revenue of RUB 2,785 and RUB 2,566 ($29.5) for the three months ended June 30, 2022 and 2023, respectively, and RUB 5,381 and 4,543 RUB ($52.2) for the six months ended June 30, 2022 and 2023, respectively, presented within the revenues line in the unaudited condensed consolidated statements of operations.

Investment in the finance lease consists of sales-type leases of cars and represents net unpaid rentals. The terms of the sales type leases are from 3 to 5 years, with the possibility of early redemption and secured by a collateral of the leased assets.

The future minimum rental payments receivable for net investment in the lease were as follows:

	June 30, 2023	June 30, 2023
	RUB	$
Remainder of 2023	1,879	21.6
2024	3,732	42.9
2025	3,622	41.6
2026	2,274	26.1
2027	815	9.4
Thereafter	90	1.0
Total undiscounted rental payments	12,412	142.6
Less: Unearned interest	(2,833)	(32.5)
Net investment in the lease	9,579	110.1

8.	GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill were as follows:

	Search and Portal	E-commerce, Mobility and Delivery	Plus and Entertainment	Classifieds	Other Business Units and Initiatives	Total	Total
	RUB	RUB	RUB	RUB	RUB	RUB	$

Balance as of December 31, 2021
Gross amount of goodwill	2,719	107,810	2,140	6,382	151	119,202
Accumulated impairment loss	—	(762)	(576)	—	—	(1,338)
	2,719	107,048	1,564	6,382	151	117,864

Acquisitions	—	1,101	—	—	—	1,101

Balance as of March 31, 2022
Gross amount of goodwill	2,719	108,911	2,140	6,382	151	120,303
Accumulated impairment loss	—	(762)	(576)	—	—	(1,338)
	2,719	108,149	1,564	6,382	151	118,965

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Foreign currency translation adjustment	—	(444)	—	—	—	(444)

Balance as of June 30, 2022
Gross amount of goodwill	2,719	108,467	2,140	6,382	151	119,859
Accumulated impairment loss	—	(762)	(576)	—	—	(1,338)
	2,719	107,705	1,564	6,382	151	118,521

Acquisitions	—	25,038	—	—	—	25,038
Foreign currency translation adjustment	—	219	—	—	—	219

Balance as of December 31, 2022
Gross amount of goodwill	2,719	133,724	2,140	6,382	151	145,116
Accumulated impairment loss	—	(762)	(576)	—	—	(1,338)
	2,719	132,962	1,564	6,382	151	143,778

Foreign currency translation adjustment	—	67	—	—	—	67

Balance as of March 31, 2023
Gross amount of goodwill	2,719	133,791	2,140	6,382	151	145,183
Accumulated impairment loss	—	(762)	(576)	—	—	(1,338)
	2,719	133,029	1,564	6,382	151	143,845

Foreign currency translation adjustment	—	75	—	—	—	75
Impairment loss	—	(1,136)	—	—	—	(1,136)

Balance as of June 30, 2023
Gross amount of goodwill	2,719	133,866	2,140	6,382	151	145,258	1,669.0
Accumulated impairment loss	—	(1,898)	(576)	—	—	(2,474)	(28.4)
	2,719	131,968	1,564	6,382	151	142,784	1,640.6

Intangible assets, net of amortization, as of December 31, 2022 and June 30, 2023 consisted of the following:

	As of December 31, 2022			As of June 30, 2023
	Gross	Less:	Net	Gross	Less:	Net	Net
	carrying	Accumulated	carrying	carrying	Accumulated	carrying	carrying
	amount	amortization	value	amount	amortization	value	value
	RUB	RUB	RUB	RUB	RUB	RUB	$
Acquisition-related intangible assets:
Trade names and domain names	13,430	(2,840)	10,590	11,287	(1,974)	9,313	107.0
Customer relationships	13,226	(3,834)	9,392	13,232	(4,566)	8,666	99.6
Content and software	8,387	(3,444)	4,943	8,148	(4,040)	4,108	47.2
Supplier relationships	215	(83)	132	215	(107)	108	1.2
Total acquisition-related intangible assets:	35,258	(10,201)	25,057	32,882	(10,687)	22,195	255.0
Other intangible assets:
Technologies and licenses	10,765	(5,799)	4,966	20,239	(7,671)	12,568	144.4
Assets not yet in use	1,743	—	1,743	1,464	—	1,464	16.8
Total other intangible assets:	12,508	(5,799)	6,709	21,703	(7,671)	14,032	161.2
Total intangible assets	47,766	(16,000)	31,766	54,585	(18,358)	36,227	416.2

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

The following table represents the amortization expense of intangible assets for the three and six months ended June 30, 2022 and 2023:

	Three months ended June 30,			Six months ended June 30,
	2022	2023	2023	2022	2023	2023
	RUB	RUB	$	RUB	RUB	$
Acquisition-related intangible assets	855	1,692	19.4	1,707	2,834	32.6
Other intangible assets	1,000	903	10.4	1,824	1,867	21.5
Total amortization expense of intangible assets	1,855	2,595	29.8	3,531	4,701	54.0

Expected amortization expense of intangible assets held as of June 30, 2023 was as follows:

	Acquired	Purchased	Total
	intangible	technologies	intangible
	assets	and licenses	assets
	RUB	RUB	RUB	$
Remainder of 2023	1,970	2,741	4,711	54.1
2024	3,896	3,909	7,805	89.7
2025	3,489	2,935	6,424	73.8
2026	2,789	2,470	5,259	60.4
2027	2,019	502	2,521	29.0
Thereafter	8,033	11	8,044	92.4
Total	22,196	12,568	34,764	399.4

9.	INCOME TAX

Income taxes are computed in accordance with Russian Federation, Dutch and other national tax laws.

Yandex N.V. is incorporated in the Netherlands, and its taxable profits are subject to income tax at the rate of 25.8% for the three and six months ended June 30, 2022 and 2023.

The Group’s tax provision for income taxes for interim periods is determined based on the tax rate effective during that period. The amount of expected income tax expense that would result from applying the Dutch statutory income tax rate to income before income taxes reconciled to the reported amount of income tax expense for the three and six months ended June 30, 2022 and 2023 was as follows:

	Three months ended June 30,			Six months ended June 30,
	2022	2023	2023	2022	2023	2023
	RUB	RUB	$	RUB	RUB	$
Expected expense at Dutch statutory income tax rate of 25.8%	3,041	5,041	57.9	327	7,037	80.9
Effect of:
Non-deductible share-based compensation	1,676	1,419	16.3	3,292	2,915	33.5
Accrual of unrecognized tax benefit	52	589	6.8	70	1,091	12.5
Other expenses/(income) not deductible/(taxable) for tax purposes	(225)	1,610	18.5	623	2,842	32.7
Change in valuation allowances	65	1,656	19.0	1,890	3,512	40.4
Tax on inter-company dividends	509	993	11.4	1,023	1,640	18.8
Difference in foreign tax rates	(1,553)	(7,232)	(83.1)	(1,700)	(12,202)	(140.2)
Other	167	833	9.6	725	26	0.2
Income tax expense	3,732	4,909	56.4	6,250	6,861	78.8

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Movements in the valuation allowance for the three and six months ended June 30, 2022 and 2023 were as follows:

	Three months ended June 30,			Six months ended June 30,
	2022	2023	2023	2022	2023	2023
	RUB	RUB	$	RUB	RUB	$
Balance at the beginning of the period	(16,508)	(17,698)	(203.3)	(12,482)	(14,778)	(169.8)
Charged to expenses	(65)	(1,656)	(19.0)	(1,890)	(3,512)	(40.4)
Foreign currency translation adjustment	2,803	(954)	(11.0)	1,930	(1,432)	(16.5)
Effect of adoption of ASU 2020-06	—	—	—	(1,330)	—	—
Other	378	—	—	380	(586)	(6.7)
Balance at the end of the period	(13,392)	(20,308)	(233.3)	(13,392)	(20,308)	(233.4)

As of December 31, 2022 and June 30, 2023, the Group included accrued interest and penalties related to unrecognized tax benefits, totalling RUB 807 and RUB 1,342 ($15.4), respectively as a component of other accrued liabilities in the unaudited condensed consolidated balance sheets.

As of December 31, 2022 and June 30, 2023, RUB 5,463 and RUB 6,037 ($69.4), respectively, of unrecognized tax benefits, if recognized, would affect the effective tax rate. The Group does not anticipate significant increases or decreases in unrecognized income tax benefits over the next twelve months.

10.	CONTENT ASSETS

Content assets as of December 31, 2022 and June 30, 2023 consisted of the following:

	December 31, 2022	June 30, 2023	June 30, 2023
	RUB	RUB	$
Licensed content, net
Released licensed content, net	7,503	7,850	90.2
Advances for licensed content	1,723	2,113	24.3
Produced content, net
Released, less amortization	2,427	3,426	39.4
Completed and not released	757	611	7.0
In production and in development	4,434	4,856	55.8
Сontent assets	16,844	18,856	216.7

The following table represents the amortization of content assets:

	Three months ended June 30,			Six months ended June 30,
	2022	2023	2023	2022	2023	2023
	RUB	RUB	$	RUB	RUB	$
Licensed content	2,137	1,394	16.0	4,254	3,319	38.2
Produced content	187	766	8.8	372	1,221	14.0
Total amortization of content assets	2,324	2,160	24.8	4,626	4,540	52.2

During the six months ended June 30, 2023 the Group has entered into purchase commitments for streaming content with future payments, excluding value added tax,  amounting to RUB 959 ($11.0) in 2023 and RUB 1,411 ($16.2) in 2024.

11.	COMMITMENTS AND CONTINGENCIES

Legal Proceedings

In the ordinary course of business, the Group is a party to various legal proceedings and subject to claims, certain of which relate to the alleged breach of certain contractual arrangements. The Group intends to vigorously defend any lawsuit and believes that the ultimate outcome of any pending litigation, other legal proceedings or other matters will not have any material adverse effect on the financial condition, results of operations or liquidity of the Group.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

As of December 31, 2022 and June 30, 2023, the Group recorded liabilities for all pending legal matters that were probable and reasonably estimable in the amount of RUB 726 and RUB 908 ($10.4) respectively.

As of December 31, 2022 and June 30, 2023, the Group was subject to various legal and regulatory matters that have arisen in the normal course of business. Related claims amounted to RUB 813 and RUB 264 ($3), respectively. The Group has not recognized a liability in respect of those claims because management does not believe that the Group has incurred a probable material loss by reason of any of those matters.

Environment and Current Economic Situation

The Group has principal operations in Russia, and smaller, early-stage businesses that operate internationally. Current geopolitical tensions and their impact on the Russian and global economy have created an exceptionally challenging environment for the Group’s business, team and shareholders.

These developments have adversely impacted (and may in the future materially adversely impact) the macroeconomic climate in Russia, resulting in volatility of the ruble, currency controls, materially increased interest rates and inflation and a potential contraction in consumer spending, as well as the withdrawal of foreign businesses and suppliers from the Russian market. In addition, laws or regulations may be adopted that may adversely affect the Group’s non-Russian shareholders and the value of the shares they hold in the Group. For additional details on the Group’s risk exposure, see the Annual Report on Form 20-F for the year ended December 31, 2022.

Taxes are subject to review and investigation by a number of authorities authorized by law to impose fines and penalties. Although the Group believes it has provided adequately for all tax liabilities based on its understanding of the tax legislation, the above factors may create tax risks for the Group. As of June 30, 2023, except for the unrecognized tax benefits described in Note 9, the Group accrued RUB 12,772 ($146.7) (RUB 10,913 as of December 31, 2022) for contingencies related to non-income taxes and fees, including penalties and interest of RUB 3,417 ($39.3) and RUB 2,439 as of June 30, 2023 and December 31, 2022, respectively, as a component of other accrued liabilities in the unaudited condensed consolidated balance sheets. Additionally, the Group has identified possible contingencies related to non-income taxes and fees, which were not accrued. Such contingencies could materialize and require the Group to pay additional amounts of tax. As of June 30, 2023, the Group estimated such contingencies related to non-income taxes and fees, including penalties and interest, to be up to approximately RUB 41,362 ($475.2) (RUB 25,232 as of December 31, 2022).

12.	DEBT

Debt as of December 31, 2022 and June 30, 2023 consisted of the following:

	December 31, 2022	As of June 30, 2023	As of June 30, 2023
	RUB	RUB	$

Loans	50,669	92,002	1,057.1
Convertible debt	522	645	7.4
Total debt	51,191	92,647	1,064.5
Less: current portion	(21,306)	(68,764)	(790.1)
Total debt, non-current portion	29,885	23,883	274.4

Loans

In 2022, the Group funded the cash component of the convertible notes primarily by means of a RUB-denominated commercial loan in the amount of RUB 49,885 maturing in June 2025. In June 2023, the Group partially repaid the loan in the amount of RUB 20,000.

In February 2023, the Group also signed a loan agreement. During the six months ended June 30, 2023, the Group received proceeds in the amount of RUB 80,000 and repaid RUB 20,000 under the loan agreement. As of June 30, 2023, the debt under the agreement amounted to RUB 46,000 maturing in 2023 and RUB 14,000 maturing in 2025-2028.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

13.	SHARE-BASED COMPENSATION

The Company has granted Share-Based Awards to employees of the Group pursuant to its 2016 Equity Incentive Plan (the “2016 Plan”).

Share-Based Compensation Expense

The following table summarizes information about recognized share-based compensation expenses:

	Three months ended June 30,			Six months ended June 30,
	2022	2023	2023	2022	2023	2023
	RUB	RUB	$	RUB	RUB	$
Restricted Share Units (“RSUs”)	4,259	4,708	54.1	9,267	9,279	106.6
Synthetic Options and Business Unit Equity Awards	1,840	564	6.5	2,415	1,577	18.1
RSUs in respect of the Self-Driving Group	91	103	1.2	208	195	2.2
Share options	79	81	0.9	274	154	1.8
Performance Share Units (“PSUs”)	226	12	0.1	596	23	0.3
Other	—	31	0.4	—	71	0.8
Total share‑based compensation expenses	6,495	5,499	63.2	12,760	11,299	129.8

Yandex N.V. Equity Incentive Plan

The following table summarizes information about non-vested share awards:

	Options		RSUs		PSUs
		Weighted		Weighted		Weighted
		Average		Average		Average
	Quantity	Grant Date	Quantity	Grant Date	Quantity	Grant Date
		Fair Value		Fair Value		Fair Value
Non-vested as of December 31, 2022	723,923	$21.94	5,725,549	$54.47	171,979	$97.51
Vested	(65,000)	27.05	(33,015)	39.69	—	—
Forfeited	—	—	(137,661)	53.88	—	—
Cancelled	—	—	(2,761,297)	51.37	—	—
Non-vested as of June 30, 2023	658,923	$21.44	2,793,576	$57.74	171,979	$97.51

In January 2023, the Company modified the terms of Yandex N.V. RSU awards and extended the program into 2023 to provide an opportunity for all holders of RSUs to exchange the portion of outstanding awards that would otherwise have vested in 2023 for cash bonuses. Equity awards in respect of an aggregate of approximately 2.7 million RSUs were exchanged. The replacement cash payments were payable in accordance with the original 2023 vesting schedules in respect of the exchanged RSUs. The exchange was accounted for as a modification of equity awards, resulting in additional share-based compensation expense of RUB 6,484 excluding tax effect, of which RUB 3,653 ($42.0) is recognized in the unaudited condensed consolidated statements of operations for the six months ended June 30, 2023. The accrued liability associated with the replacement cash payment in the amount of RUB 2,409 ($27.7) is included in accounts payable, accrued and other liabilities in the unaudited condensed consolidated balance sheet as of June 30, 2023.

As of June 30, 2023, there was RUB 18,129 ($208.3) of unamortized share-based compensation expense related to unvested share options, RSUs and PSUs which is expected to be recognized over a weighted average period of 2.27 years.

Synthetic Options Equity Incentive Plans and Business Unit Equity Awards

The Company granted share-based awards to the employees of several business units, comprised of a synthetic option awards in respect of the relevant business unit (“Synthetic Options”) and a linked RSU award. Synthetic Options entitle the participants to receive phantom or synthetic “shares” in the relevant business unit, which represent the participant’s right to an amount (the “Payout Amount”) based on the appreciation in value of the synthetic “shares” from the grant date to the vesting or exercise date. Such Payout Amounts are satisfied by the vesting of the linked RSU award, which are ultimately settled in the Company’s Class A shares. Generally, 25% of the Synthetic Options vest after one year, with the remaining vesting in equal amounts on the last day of each quarter over the following three years.

The Company also granted equity incentive awards under the 2016 Plan to the senior employees of certain

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

business units, which entitle the participants to receive options to acquire redeemable depositary receipts of shares in the respective operating subsidiaries upon the satisfaction of defined vesting criteria (the “Business Unit Equity Awards”). The exercise price of the Business Unit Equity Awards is determined from time to time by the Board and the standard vesting schedule for Business Unit Equity Awards under the 2016 Plan is consistent with Share-Based Awards granted in the Company’s shares.

The following table summarizes information about non-vested share awards:

	Synthetic Options and Business Unit Equity Awards
			Weighted
			Average
	Quantity		Grant Date
			Fair Value
Non-vested as of December 31, 2022	1,991,383	RUB	3,405.1
Granted	668,176		1,960.3
Vested	(342,928)		2,870.8
Forfeited	(90,736)		5,689.7
Cancelled	(58,333)		9,870.2
Non-vested as of June 30, 2023	2,167,562	RUB	2,774.6

As of June 30, 2023, there was RUB 5,928 ($68.1) of unamortized share-based compensation expense related to unvested Synthetic Options and Business Unit Equity Awards which is expected to be recognized over a weighted average period of 2.77 years.

Self-Driving Group 2021 Equity Incentive Plan

Yandex Self-Driving Group B.V., a subsidiary of the Group (“SDG”), adopted the SDG 2021 Equity Incentive Plan (the “SDG Plan”) on February 11, 2021. Under the SDG Plan, SDG may grant equity-based awards, including restricted share unit awards, in respect of SDG. RSUs awarded under the SDG Plan entitle the holder to receive a fixed number of depositary receipts (“DRs”) representing Class A shares in SDG at no cost upon the satisfaction of certain time-based vesting criteria. On February 11, 2021, the Supervisory Board of SDG approved the grant of an aggregate of 2,132,749 SDG RSUs, representing a total of approximately 6.3% of the equity of Self-Driving Group on a fully diluted basis. Generally, SDG RSUs vest over a six-year period, 17% after one year, with the remaining vesting in equal amounts on the last day of each quarter over the following five years.

The following table summarizes information about non-vested share awards:

SDG RSUs
Quantity
Non-vested as of December 31, 2022	619,623
Vested	(175,297)
Non-vested as of June 30, 2023	444,326

As of June 30, 2023, the unamortized share-based compensation expense related to SDG B.V. RSUs is expected to be recognized over a weighted average period of 1.70 years.

14.	SEGMENT INFORMATION

The Group determined its operating segments based on how the chief operating decision maker (“CODM”) manages the business, allocate resources, makes operating decisions and evaluates operating performance. The Group determined the following operating and reportable segments: Search and Portal, E-commerce, Mobility and Delivery, Plus and Entertainment Services and Classifieds. The results of the Group’s remaining operating segments, including self-driving vehicles business (“Yandex SDG”), Zen (until it was divested from the Group on September 12, 2022), Yandex Cloud, Yandex Education, Devices and Alice, FinTech and number of other experiments, that do not meet quantitative or qualitative thresholds for disclosure, as well as unallocated corporate expenses, are combined into a final category defined as Other Business Units and Initiatives which is shown separately from the reportable segments and reconciling items.

Starting in 2023, the Group introduced the following changes to its segments compared to those presented within the notes to the consolidated financial statements for the year ended December 31, 2022, in order to better reflect

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

the operational structure of the businesses:

●	the Group renamed the Devices business within Other Business Units and Initiatives segment to Devices and Alice;
●	the Group transferred the following services from the Search and Portal segment to the Other Business Units and Initiatives segment: Yandex 360 to Yandex Cloud, Alice voice assistance to Devices and Alice, and Yandex Pay and Yandex ID to FinTech; and
●	the Group transferred RouteQ from the Other Business Units and Initiatives segment to the Delivery services within the E-Commerce, Mobility and Delivery segment.

These changes have been applied retroactively to all periods presented.

Reportable segments derive revenues from the following services:

●	the Search and Portal segment includes Search, Geo, Weather and a number of other services offered in Russia, Belarus and Kazakhstan;
●	the E-commerce, Mobility and Delivery segment includes transactional online-to-offline (O2O) businesses, which consist of (i) the mobility businesses, including ride-hailing in Russia and other countries across CIS and EMEA, Yandex Drive, the car-sharing business for both B2C and B2B, and scooters; (ii) the E-commerce businesses in Russia and CIS, including Yandex Market, multi-category e-commerce marketplace, Yandex Lavka Russia, hyperlocal convenience store delivery service, and the grocery delivery services of Yandex Eats and Market Delivery (the service was earlier known as Delivery Club); and (iii) other O2O businesses, including Yandex Delivery, a last- and middle-mile logistics solution for individuals, enterprises and SMB (small and medium business); Yandex Eats and Market Delivery, a ready-to-eat delivery services from restaurants; Lavka Israel, a hyperlocal convenience store delivery service; and Yandex Fuel, a contactless payment service at gas stations, and several smaller experiments;
●	the Plus and Entertainment Services segment includes subscription service Yandex Plus, Yandex Music, Kinopoisk, Yandex Afisha and our production center Yandex Studio; and
●	the Classifieds segment includes Auto.ru, Yandex Realty, Yandex Rent and Yandex Travel

Operating segments of the Group may integrate products managed by other operating segments into their services, for which they pay royalties or other types of compensation. Such compensation represents intersegment transactions, which are included in revenues of the reportable segments presented below. The Group considers it to be impracticable to separately present revenues from external customers and intersegment transactions for each reportable segment as such information is not readily available and is not presented to the CODM.

The measures of the segments’ profits and losses that are used by the CODM to assess segment performance and decide how to allocate resources are presented below. Each segment’s assets and capital expenditures are not reviewed by the CODM.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended June 30,			Six months ended June 30,
	2022	2023	2023	2022	2023	2023
	RUB	RUB	$	RUB	RUB	$
Search and Portal:
Revenues	51,209	78,416	901.0	95,012	145,961	1,677.1
Adjusted EBITDA	29,441	41,011	471.2	49,002	75,724	870.0
E-commerce, Mobility and Delivery:
Revenues	56,732	94,951	1,091.0	111,926	183,426	2,107.5
Adjusted EBITDA	2,011	(6,119)	(70.3)	(6,434)	(16,919)	(194.4)
Plus and Entertainment:
Revenues	6,150	15,503	178.1	11,981	28,859	331.6
Adjusted EBITDA	(2,595)	1,800	20.7	(5,766)	1,574	18.1
Classifieds:
Revenues	2,568	5,573	64.0	4,979	10,011	115.0
Adjusted EBITDA	493	(46)	(0.5)	666	(163)	(1.9)
Other Business Units and Initiatives:
Revenues	10,868	14,891	171.1	18,673	29,077	334.1
Adjusted EBITDA	(3,704)	(12,302)	(141.3)	(10,651)	(23,358)	(268.4)
Total segment revenues:	127,527	209,334	2,405.2	242,571	397,334	4,565.3
Total segment adjusted EBITDA:	25,646	24,344	279.8	26,817	36,858	423.4
Eliminations:
Revenues	(9,779)	(26,839)	(308.4)	(18,813)	(51,564)	(592.5)
Adjusted EBITDA	48	402	4.6	148	682	7.8
Total:
Revenues from external customers	117,748	182,495	2,096.8	223,758	345,770	3,972.8
Adjusted EBITDA	25,694	24,746	284.4	26,965	37,540	431.2

The reconciliation between adjusted EBITDA and net income before income taxes for the three and six months ended June 30, 2022 and 2023 is as follows:

	Three months ended June 30,			Six months ended June 30,
	2022	2023	2023	2022	2023	2023
	RUB	RUB	$	RUB	RUB	$
Adjusted EBITDA	25,694	24,746	284.3	26,965	37,540	431.3
Less: depreciation and amortization	(7,713)	(9,336)	(107.3)	(15,180)	(17,623)	(202.5)
Less: share-based compensation expense	(6,495)	(2,506)	(28.8)	(12,760)	(5,043)	(57.9)
Less: one-off restructuring and other expenses	—	(211)	(2.4)	—	(211)	(2.4)
Less: reversal of compensation expense related to contingent consideration	—	—	—	27	—	—
Add: gain on restructuring of convertible debt	9,305	—	—	9,305	—	—
Add: interest income	1,037	1,108	12.7	2,399	2,323	26.7
Less: interest expense	(1,109)	(1,973)	(22.7)	(1,729)	(3,146)	(36.1)
Less: loss from equity method investments	(86)	(109)	(1.3)	(451)	(241)	(2.8)
Add: other income/(loss), net	(6,105)	9,020	103.8	(4,567)	14,877	170.9
Less: impairment of goodwill and other intangible assets	(2,740)	(1,199)	(13.8)	(2,740)	(1,199)	(13.8)
Net income before income taxes	11,788	19,540	224.5	1,269	27,277	313.4

1

15.	SUBSEQUENT EVENTS

New grants

In July 2023, the Company granted pursuant to the 2016 Plan 1,014,445 Synthetic Options in respect of the Group’s business units.